SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated October 22, 2003

Biomira Inc.

(Translation of registrant’s name into English)

Edmonton Research Park
2011 – 94 Street, Edmonton, Alberta Canada T6N 1H1

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ (for past years)	Form 40-F ☑ (commencing in calendar year 1997)

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

NEWS RELEASE
SIGNATURES

Item	Page

Press Release of the Company dated October 21, 2003 announcing the Company’s Presentation at the 5th Annual Rodman & Renshaw Techvest Healthcare Conference held in Boston on October 21, 2003	3

Signature	5

NEWS RELEASE
FOR IMMEDIATE RELEASE

BIOMIRA PRESENTS AT RODMAN & RENSHAW
TECHVEST HEALTHCARE CONFERENCE

EDMONTON, ALBERTA, CANADA — OCTOBER 21 2003 — Biomira Inc. (Nasdaq: BIOM) (TSX: BRA) and Alex McPherson, MD, PhD, President and CEO of Biomira, presented highlights of the Company’s product and corporate plans at the 5th Annual Rodman & Renshaw Techvest Healthcare Conference. The conference is being held October 21-23, in Boston, MA at the Boston Marriott Long Wharf Hotel.

Dr. McPherson highlighted various possibilities for moving the Company’s product candidates forward, starting with Theratope® vaccine. Dr. McPherson discussed the Theratope Phase III trial in metastatic breast cancer and the subset analysis now underway. “The important information from our perspective from the Phase III trial was that although we did not achieve our study endpoints in the overall patient population, one large subset of patients did appear to show a trend toward clinical benefit, that being a group of over 300 women on concomitant hormonal treatment. This trend was seen in an exploratory analysis of this pre-stratified subset of patients who were randomly assigned to receive either the Theratope or Control treatments,” said Dr. McPherson. “The next few months are obviously crucial. We are working on finalizing the analyses of all of the trial data and the pre-stratified subset of the patients that appeared to show clinical benefit. This information-gathering, analysis and verification is extremely important to the Company and this is a painstaking process. The Company is hopeful that once completed, the analysis of the data, particularly from the large and important pre-stratified subset of patients on concomitant hormonal therapy will lead to findings that have the promise of clinical, scientific and commercial merit.”

Biomira and Merck KGaA of Darmstadt, Germany, Biomira’s collaborator for both Theratope and BLP25 Liposomal vaccine, are working to ensure all relevant data from the Phase III trial are available for potential discussions with regulatory authorities. The Companies will have a better idea of the development plan moving forward, after they have had discussions and input from the regulatory authorities. No dates have yet been set for such discussions.

Dr. McPherson also discussed the Company’s other product candidate, BLP25 Liposomal vaccine and the ongoing Phase IIb study in patients with non-small cell lung cancer. The trial fully enrolled 171 patients in both Canada and the United Kingdom and is currently awaiting final analysis. “Based upon our original assumptions in this trial, we had planned to conduct the final analysis in the third quarter of 2003. We have revised our timelines as the number of clinical events that trigger the final analysis has not yet been

-more-

met. There is a lot of anticipation around this trial in the investment community, as investors recognize that this is a disease where there is certainly an unmet medical need. If we can improve survival by just a few months in this patient population, we would be delighted,” said Dr. McPherson. “Our potential Phase III and registration plans for this product candidate will be greatly influenced by the data from the final analysis. Until such analysis, it would be premature to speculate on the potential registration strategy or further trials until we see that data.”

Biomira’s presentation will be available later today on the Biomira Web site and remain on the Biomira Web site for 90 days. You may view the presentation through the Biomira Web site at www.biomira.com. This is an audio presentation only.

Rodman & Renshaw

Rodman & Renshaw, Inc. is a privately-held, full-service investment bank committed to fostering the long-term success of emerging growth companies through capital raising, strategic advice, insightful research, and the development of institutional support. Rodman & Renshaw, Inc. has acted as exclusive placement agent with respect to a number of recent financings for Biomira.

Merck KGaA

Merck KGaA was founded in 1668 and has positioned itself to be on the cutting edge of cancer research with an oncology portfolio based on four technology platforms – monoclonal antibodies, vaccines, immunocytokines and angiogenesis inhibitors.

Biomira

Biomira is a biotechnology company specializing in the development of innovative therapeutic approaches to cancer management. Biomira’s commitment to the treatment of cancer currently focuses on the development of synthetic vaccines and novel strategies for cancer immunotherapy. We are The Cancer Vaccine People™.

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Biomira Company Contacts:

Bill Wickson Manager, Public Relations 780-490-2818	Jane Tulloch Director, Investor Relations 780-490-2812

This release may contain forward-looking statements. Various factors could cause actual results to differ materially from those projected in forward-looking statements, including those predicting the timing and results of clinical trials and additional analyses, potential meetings with regulatory authorities, availability or adequacy of financing, the sales and marketing of commercial products or the efficacy of products. Although the Company believes that the forward-looking statements contained herein are reasonable, it can give no assurance that the Company’s expectations are correct. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

BIOMIRA INC. 2011 – 94 St. Edmonton, AB, Canada T6N 1H1 Tel: (780) 450-3761 Fax: (780) 463-0871
http://www.biomira.com

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOMIRA INC. (Registrant)

Date: October 22, 2003	By:	/s/ Edward A. Taylor Edward A. Taylor Vice President Finance